SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2005

LG.Philips LCD Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Results of the 20th Annual General Meeting

On March 23, 2005, LG.Philips LCD Co., Ltd. held the 20th Annual General Meeting for the fiscal year 2004, and all of the six agenda items for approval listed below except the 6th agenda item for approval were approved as originally proposed. The 6th agenda item for approval (Regulations on Severance Payment for Directors) was approved as amended by shareholders’ proposal.

1.	Approval of Non-Consolidated Financial Statements of Fiscal Year 2004

(Unit: KRW M, Korean GAAP Non-consolidated)
Items	2004
Total Assets	9,598,693
Total Liabilities	3,826,051
Capital Stock	1,626,579
Total Shareholders’ Equity	5,772,642
Revenues	8,079,891
Operating Income	1,640,708
Net Income	1,655,445

Earnings per Share (in KRW)	5,420
Dividends	none

2.	Amendment to the Articles of Incorporation

Article	Current Provision	Amended Provision
Article 10-2	(1) The Company may grant stock options to its officers and employees by a special resolution of the General Meeting of Shareholders pursuant to Article 189-4 of the SEA, to the extent of not more than 15% of the total number of issued and outstanding shares. In this case, the shareholders may resolve to grant performance-linked stock options, linked with the Company’s performance or market index.	(1) The Company may grant stock options to its officers and employees (including the officers and employees of the Company’s affiliated company as defined in Article 189-4, Paragraph (1) of the SEA; the same shall apply hereinafter) by a special resolution of the General Meeting of Shareholders pursuant to Article 189-4 of the SEA, to the extent of not more than 15% of the total number of issued and outstanding shares; provided, however, that the Company may grant stock options to its officers and employees by a resolution of the Board of Directors to the extent of not more than 1% of the total number of issued and outstanding shares in accordance with the relevant laws and regulations. In this case, the shareholders or the Board of Directors may resolve to grant performance-linked stock options, linked with the Company’s performance or market index.

(2) The officers and employees of the Company or the Company’s subsidiaries, who have contributed, or have the capacity to contribute, to the establishment, management, overseas sales or technical improvement of the Company, may be granted stock options; provided, however, that those who are prohibited from being granted stock options under the applicable law and regulation may not be granted stock options.	(2) The officers and employees, who have contributed, or have the capacity to contribute, to the establishment, management, overseas sales or technical improvement of the Company, may be granted stock options; provided, however, that those who are prohibited from being granted stock options under the applicable law and regulation may not be granted stock options.

(3) The shares to be issued by the Company to its officers or employees by the exercise of their stock options (which shall refer to the shares being the basis for calculation in case the Company pays the difference, either in cash or shares, between the exercise price of stock options and the market price) shall be common shares in non-bearer form.

(3) No Change

(4) The terms and conditions, including features, exercise price, etc., of stock options shall be determined by a shareholders’ resolution, pursuant to the	(4) The terms and conditions, including features, exercise price, etc., of stock options shall be determined by a special resolution of the General Meeting of

applicable law and these Articles of Incorporation. The matters that are not set out to be decided by a shareholders’ resolution under the applicable law or these Articles of Incorporation may be determined by the Board of Directors or a committee designated by the Board of Directors.	Shareholders or a resolution of the Board of Directors, pursuant to the applicable law and these Articles of Incorporation. The matters that are not set out to be decided by a resolution of the General Meeting of Shareholders or the Board of Directors under the applicable law or these Articles of Incorporation may be determined by the Board of Directors or a committee designated by the Board of Directors.

(5) Stock options may be exercised after at least 2 years, but not more than the number of years set by the relevant shareholders’ resolution within 10 years, have elapsed from the date of the shareholders’ resolution. Any person with a stock option may exercise such stock option only if he/she has served the Company for at least two (2) years from the date of the relevant shareholders’ resolution, unless otherwise specified in the relevant law.	(5) Stock options may be exercised after at least 3 years, but not more than the number of years set by the relevant resolution of the General Meeting of Shareholders or the Board of Directors within 7 years, have elapsed from the date of the relevant resolution of the General Meeting of Shareholders or the Board of Directors. Any person with a stock option may exercise such stock option only if he/she has served the Company for at least two (2) years from the date of the relevant resolution of the General Meeting of Shareholders or the Board of Directors, unless otherwise specified in the relevant law.

(6) With respect to distribution of dividends for shares issued upon the exercise of stock options, Article 11 and Article 43-2, Paragraph (4) shall apply mutatis mutandis.	(6) ~ (7) No Change

(7) The Company may cancel the grant of stock options by a resolution of the Board of Directors in any of the following cases:

1. Where an officer/employee of the Company voluntarily retires or resigns from his/her office after being granted stock options;

2. Where an officer/employee of the Company incurs substantial damages to the Company due to his/her willful misconduct or negligence;

3. Where the Company cannot respond to the exercise of an officer/employee’s stock options due to the Company’s liquidation or dissolution; or

4. Where any cause for cancellation set forth in the stock option agreement occurs.

Article 17.1	(1) Unless otherwise provided for in the relevant laws and regulations, a General Meeting of Shareholders shall be convened jointly by the Company’s Joint Representative Directors pursuant to a resolution of the Board of Directors. In the absence of a Joint Representative Director, the other Joint Representative Director shall convene the meeting. In the absence of the both Joint Representative Directors, a Director who is responsible pursuant to the order of priority as determined by the Board of Directors, shall convene the meeting.	(1) Unless otherwise provided for in the relevant laws and regulations, a General Meeting of Shareholders shall be convened by the Company’s Representative Director pursuant to a resolution of the Board of Directors. However, if the Company has Joint Representative Directors, a General Meeting of Shareholders shall be convened jointly by the Joint Representative Directors; provided that, in the absence of a Joint Representative Director, the other Joint Representative Director shall convene the meeting, and provided, further, that, in the absence of both Joint Representative Directors, a Director who is responsible pursuant to the order of priority as determined by the Board of Directors, shall convene the meeting.

Article 18	The Chief Executive Officer and Joint Representative Director or a Director designated by the Chief Executive Officer and Joint Representative Director shall serve as Chairman of the General Meeting of Shareholders. In the absence of such Directors, other Directors shall act as Chairman in accordance with the order of Directors fixed by the Board of Directors.	The Representative Director or a Director designated by the Representative Director shall serve as Chairman of the General Meeting of Shareholders. If the Company has Joint Representative Directors, the Chief Executive Officer and Joint Representative Director or a Director designated by the Chief Executive Officer and Joint Representative Director shall serve as Chairman of the General Meeting of Shareholders; provided that, in the absence of such Directors, other Directors shall act as Chairman in accordance with the order of Directors fixed by the Board of Directors.

Article 29	(Appointment of Joint Representative Directors)	(Appointment of Representative Director or Joint Representative Directors)

	(1) The Company shall have two (2) Joint Representative Directors: Chief Executive Officer and Chief Financial Officer. The Joint Representative Directors shall be appointed by a resolution of Board of Directors’ meeting from the Company’s Directors.	(1) The Company shall either have one Representative Director or two (2) Joint Representative Directors. If the Company has two (2) Joint Representative Directors, they shall be the Chief Executive Officer and the Chief Financial Officer. The Representative Director or the two Joint Representative Directors shall be appointed by a resolution of the Board of Directors’ meeting from the Company’s Directors.

	(2) The Joint Representative Directors shall act jointly on all matters. The Joint Representative Directors shall be	(2) In the case of the Company having one Representative Director, the Representative Director shall act severally

	responsible for the day-to-day management of the Company and shall have authority to make decisions and to take actions on all matters that are not required under this Articles of Incorporation or by law to be referred to the Board of Directors or to be decided at a General Meeting of Shareholders.	on all matters, and in the case of the Company having two Joint Representative Directors, the Joint Representative Directors shall act jointly on all matters. The Representative Director or Joint Representative Directors, as the case may be, shall be responsible for the day-to-day management of the Company and shall have authority to make decisions and to take actions on all matters that are not required under this Articles of Incorporation or by law to be referred to the Board of Directors or to be decided at a General Meeting of Shareholders.

Article 30.1	(1) Meetings of the Board of Directors shall be convened by either or both Joint Representative Directors when they deem the same to be necessary or advisable, but no less frequently than on a quarterly basis. When any Director so requests in writing, either or both Joint Representative Directors shall convene a meeting of the Board of Directors within two (2) weeks after receiving such request. If the Joint Representative Directors fail to do so, the Director having requested such meeting will have the right to take the steps necessary for convening a meeting of the Board of Directors. Meetings of the Board of Directors shall be conducted in the English language and shall be translated into the Korean language by an interpreter, if necessary.	(1) Meetings of the Board of Directors shall be convened by the Representative Director, or, if the Company has Joint Representative Directors, by either or both Joint Representative Directors when they deem the same to be necessary or advisable, but no less frequently than on a quarterly basis. When any Director so requests in writing, the Representative Director, or, if the Company has Joint Representative Directors, either or both Joint Representative Directors) shall convene a meeting of the Board of Directors within two (2) weeks after receiving such request. If the Representative Director fails, or as the case may be, the Joint Representative Directors fail to do so, the Director having requested such meeting will have the right to take the steps necessary for convening a meeting of the Board of Directors. Meetings of the Board of Directors shall be conducted in the English language and shall be translated into the Korean language by an interpreter, if necessary.

Article 41	(1) The Joint Representative Director (Chief Executive Officer) of the Company shall prepare the following documents, supplementary documents thereto and the business report, and submit such documents to the Audit Committee for audit six (6) weeks prior to the day set for the ordinary General Meeting of Shareholders. The Joint Representative Director (Chief Executive Officer) shall submit the following documents and the business report to the ordinary General Meeting of Shareholders for approval:	(1) The Representative Director, or if the Company has Joint Representative Directors, the Chief Executive Officer and the Joint Representative Director of the Company shall prepare the following documents, supplementary documents thereto and the business report, and submit such documents to the Audit Committee for audit six (6) weeks prior to the day set for the ordinary General Meeting of Shareholders. The Representative Director, or if the Company has Joint Representative Directors, the Chief Executive Officer and the Joint Representative Director, shall submit the following documents and the business report to the ordinary General Meeting of Shareholders for approval:

	1. Balance sheet;	1. Balance sheet;

	2. Profit and loss statement; and	2. Profit and loss statement; and

	3. Statement of appropriation of retained earnings or statement of disposition of deficit.	3. Statement of appropriation of retained earnings or statement of disposition of deficit.

	(2) The Audit Committee shall submit the auditors’ report to all Directors one (1) week prior to the day set for the ordinary General Meeting of Shareholders	(2) No Change

	(3) The Joint Representative Director (Chief Executive Officer) shall keep on file, from one (1) week before the day set for the ordinary General Meeting of Shareholders, the documents described in Paragraph (1) above and supplementary documents together with the business report and the auditors’ report at the head office of the Company for five (5) years and certified copies of all of such documents at the branches of the Company for three (3) years.	(3) The Representative Director, or if the Company has Joint Representative Directors, the Chief Executive Officer and the Joint Representative Director shall keep on file, from one (1) week before the day set for the ordinary General Meeting of Shareholders, the documents described in Paragraph (1) above and supplementary documents together with the business report and the auditors’ report at the head office of the Company for five (5) years and certified copies of all of such documents at the branches of the Company for three (3) years.

	(4) The Joint Representative Director (Chief Executive Officer) shall give public notice of the balance sheet and the external auditors’ opinion immediately after the documents referred to in Paragraph (1) above have been approved at the General Meeting of Shareholders.	(4) The Representative Director, or if the Company has Joint Representative Directors, the Chief Executive Officer and the Joint Representative Director shall give public notice of the balance sheet and the external auditors’ opinion immediately after the documents referred to in Paragraph (1) above have been approved at the General Meeting of Shareholders.

Addenda		ADDENDA (as of March 23, 2005) These Articles of Incorporation shall be effective from March 23, 2005.

3. Appointment of Directors

1) Bon Joon Koo

•	Date of Birth: December 24, 1951

•	Term: 3 Years

•	Reappointment or New Appointment: Reappointment

•	Outside Director: No

•	Major Career: Project Manager/Product Planning in AT&T, USA (1982)

Vice President, LG Electronics Co., Ltd. (1987)

EVP, LG Chem.Ltd. (1996)

President & CEO, LG Semicon Co., Ltd. (1997)

•	Current Job: Joint Representative Director & CEO, Vice Chairman of LG.Philips LCD Co., Ltd.

•	Education: M.B.A. degree from the University of Chicago

•	Nationality: Republic of Korea

2) Ron H. Wirahadiraksa

•	Date of Birth: June 10, 1960

•	Term: 3 Years

•	Reappointment or New Appointment: Reappointment

•	Outside Director: No

•	Major Career: CFO, Philips Greece (1993)

CFO, Philips Malaysia (1995)

CFO, Flat Display Systems, Philips Components division (1998)

•	Current Job: Joint Representative Director & CFO, President of LG.Philips LCD Co., Ltd.

•	Education: Graduate degrees in business economics from the Free University of Amsterdam

•	Nationality: Netherlands

3) Hee Gook Lee

•	Date of Birth: March 19, 1952

•	Term: 3 Years

•	Reappointment or New Appointment: New Appointment

•	Outside Director: No

•	Major Career: EVP, LG Semicon Co., Ltd. (1995)

Head of LG Electronics Technology Center (2001)

•	Current Job: President & CTO, LG Electronics Inc.

•	Education: Ph.D. of Engineering in Electronic Engineering, Stanford University

•	Nationality: Republic of Korea

4) Dongwoo Chun

•	Date of Birth: January 15, 1945

•	Term: 3 Years

•	Reappointment or New Appointment: New Appointment

•	Outside Director: Yes

•	Major Career: EVP, LG Semicon Co., Ltd. (1988)

EVP, Silicon Magic Inc., Sunnyvale, California, USA (1995)

EVP, Cirrus Logic Inc., Austin, Texas, USA (2000)

•	Current Job: Standing Auditor, DongbuAnam Semiconductor Inc.

•	Education: Ph.D. in Electronic Engineering, University of Texas at Austin

•	Nationality: U.S.A.

5) Bong Sung Oum

•	Date of Birth: March 2, 1952

•	Term: 3 Years

•	Reappointment or New Appointment: New Appointment

•	Outside Director: Yes

•	Major Career: Senior Researcher in KDI (Korea Development Institute) (1982)

•	Current Job: Chairman, KIBNET

•	Education: Ph.D. in Economics, Cornell University

•	Nationality: Republic of Korea

6) Doug Dunn

•	Date of Birth: May 5, 1944

•	Term: 3 Years

•	Reappointment or New Appointment: New Appointment

•	Outside Director: Yes

•	Major Career: CEO of CE Division and Semiconductor Division, Royal Philips

Electronics (1993)

President & CEO, ASML (2000)

•	Current Job: Board member of ARM Holdings, STMicroelectronics, SOITEC and Sendo

•	Education: Bachelor of Science in Electrical and Electronics Engineering, Sheffield University, UK

•	Nationality: England

4. Appointment of Audit Committee Members

1) Bart van Halder

•	Date of Birth: August 17, 1947

•	Term: 3 Years

•	Reappointment or New Appointment: New Appointment

•	Outside Director: Yes

•	Major Career: Director (second in command) of Philips Corporate M&A (1991)

CFO of the world-wide activities of Philips Medical Systems (1993)

Senior Director of Corporate Accounting and Group Controller, Philips (1996)

•	Current Job: Professor in management control of the University of Amsterdam, the Netherlands and trainer in accounting

•	Education: Master’s Degree in business econometrics from the University of Tilburg in the Netherlands

•	Nationality: Netherlands

2) Ingoo Han

•	Date of Birth: October 15, 1956

•	Term: 3 Years

•	Reappointment or New Appointment: New Appointment

•	Outside Director: Yes

•	Major Career: Certified Public Accountant, Korea (1983)

Certified Management Accountant, USA (1990)

Professor in Accounting Information Systems of Graduate School of Management, KAIST (1993)

•	Current Job: Professor in Accounting Information Systems of Graduate School of Management, KAIST

•	Education: Ph.D. in Accounting Information Systems from the University of Illinois at Urbana-Champaign

•	Nationality: Republic of Korea

3) Bong Sung Oum

•	Date of Birth: March 2, 1952

•	Term: 3 Years

•	Reappointment or New Appointment: New Appointment

•	Outside Director: Yes

•	Major Career: Senior Researcher in KDI (Korea Development Institute) (1982)

•	Current Job: Chairman, KIBNET

•	Education: Ph.D. in Economics, Cornell University

•	Nationality: Republic of Korea

5. Remuneration Limit for Directors

Category	FY2005
Number of Directors (Number of Outside Directors)	9 (5)
Total Amount of Remuneration or Remuneration Limit	KRW 13.4 billion

6. Regulations on Severance Payment for Directors

- Summary of regulations as amended by shareholders’ proposal

Severance payment for Directors shall be granted to those who work on a full-time basis as Directors appointed at the Annual General Meeting. The method of calculating the severance payment shall be (basic monthly payment at the time of retirement) × (payment rate for the relevant position) with respect to every one (1) year of his/her service at the relevant position.

  Notification of Resignation of Statutory Auditors

LG.Philips LCD Co., Ltd. received official letters of resignation from the following Statutory Auditors on March 23, 2005 as the members of the audit committee were elected.

Name	Position	First Elected /Appointed	Term Expires	Principal Business Activities Performed Outside Our Company
Young Bae Na	Statutory Auditor	November 2003	November 2006	Vice-president and head of IR/M&A team, LG Electronics Inc.
Herman olde Bolhaar	Statutory Auditor	July 2004	July 2007	Regional chief financial officer (Europe, Middle East and Africa), Royal Philips Electronics

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG.Philips LCD Co., Ltd.
(Registrant)

Date: March 23, 2005	By:	/s/ Ron H. Wirahadiraksa
(Signature)

	Name:	Ron H. Wirahadiraksa
	Title:	Joint Representative Director /
President & Chief Financial Officer